787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 18, 2010

VIA EDGAR

Christian Sandoe, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Australia Equity Fund, Inc.

Registration Statement on Form N-2 Filed on December 31, 2009

Securities Act File No. 333-164092; Investment Company Act File No. 811-04438

Dear Mr. Sandoe:

This letter responds to comments on the above-referenced Registration Statement that you provided in a letter to the undersigned dated January 29, 2010.  The Registrant’s responses to each comment are reflected in Pre-Effective Amendment No. 1 to the Registration Statement filed on September 17, 2010.

For your convenience, the substance of your comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:              The fourth sentence of the section entitled “Prospectus Summary — Investment Policies” states that the Fund may also invest in debt securities.  Please describe in this section, the Fund’s policy with respect to credit quality and maturity for the debt securities held in the Fund’s portfolio.

Response:                        The following disclosure has been added to the above-referenced section and to the section entitled “Investment Policies”: “Such debt securities will be rated in one of the four highest rating categories by a nationally recognized statistical rating organization or, if unrated, determined to be of comparable quality by the Investment Manager, and will typically have a maturity of 10 years or less.”

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:              Please include disclosure regarding the risks specific to investments in Australia in the sections entitled “Prospectus Summary — Risks” and “Risks and Special Considerations.”

Response:              The following disclosure has been added to each of the above-referenced sections: “Because the Fund’s investments are primarily in Australian securities, the Fund is particularly vulnerable to loss in the event of adverse political, economic, financial and other developments that affect Australia, including fluctuations of Australian currency versus the U.S. dollar. Also, Australia is located in a part of the world that has historically been prone to natural disasters such as drought and is economically sensitive to environmental events. Any such event could result in a significant adverse impact on the Australian economy.”

Comment No. 3:              In the section entitled “Prospectus Summary — Dividends and Distributions,” please include disclosure stating that a significant amount of the Fund’s distributions have been made by returning investors’ capital and that if this continues, it will result in a deterioration of the Fund’s assets and shareholders’ interest in the Fund.

Response:              The following disclosure has been added to the above-referenced section: “A significant portion of the Fund’s distributions for the fiscal year ended October 31, 2009 represented a return of capital (rather than income or capital gains).  If the Fund’s distributions were to continue to consist of a large amount of return of capital, it would result in a deterioration of the Fund’s assets.”

Comment No. 4:              In the section entitled “Investment Policies,” please clarify whether a company that meets only one or more of the factors listed would be considered to be “tied economically” to Australia.  In addition, please explain how each of the factors listed would expose a company’s assets to the economic fortunes and risks of Australia.

Response:              The following disclosure has been added to the above-referenced section: “The Fund uses such criteria for the following reasons: the S&P/ASX 200 is a primary benchmark for equity investment in Australia and constituents of the index represent the majority of market capitalization for listed companies on the Australian Stock Exchange; location in Australia of a company’s headquarters, auditors or site of its annual meeting are indicative of where key strategic planning and direction of the company take place; payment of dividends may be an important component of returns in which earnings are distributed to shareholders; payment of taxes generally evidences that assets of the company are resident in, or that income is earned in, Australia; registration of securities for sale in Australia indicates that the company is seeking capital from Australian securities markets; and incorporation in Australia establishes corporate domicile and subjects the company to Australian legal, tax and regulatory requirements. Though most of the Fund’s holdings meet several of the above-listed criteria, any company that meets one or more of the criteria above will be deemed to be ‘tied economically’ to Australia.”

Comment No. 5:              For each person identified on this page as having primary responsibility for the day-to-day management of the Fund’s portfolio, please disclose the length of service as the Fund’s portfolio manager.

Response:              The requested disclosure has been added.

Comment No. 6:              If the Board intends to reduce the rolling distribution rate, please disclose such fact in the section entitled “Dividends and Distributions — Managed Distribution Policy.”  Please also disclose that the Fund has been liquidating a portion of its portfolio to fund distributions and may continue to do so in the future.

Response:              Management does not currently expect to make a recommendation to the Board to reduce the rolling distribution rate.  In addition, disclosure has been added to the second paragraph of the above-referenced section to indicate that Fund had been required to liquidate a portion of its portfolio to fund distributions during the fiscal year ended October 31, 2009.

Comment No. 7:              Please disclose the consequences of paid-in capital distributions including that, although return of capital distributions may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon the sale of fund shares.

Response:                        The requested disclosure has been added to the first paragraph of the section entitled “Taxation — Distributions” in the Statement of Additional Information.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                 Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP